WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2006 DEC 18 A 8:05

December 14, 2006

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports November 2006 sales.
- Report on share repurchase for November 2006.


06019268

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Sincerely,



Jorge Muñoz Lopez
Accounting Director



ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL★MART®
México

FILE N° 82-4609

INVESTOR RELATIONS: Mariana Rodriguez (52-55) 5283-0289 m.rodriguez@wal-mart.com

CORPORATE AFFAIRS: Raul Argüelles (52-55) 5387-9241 raul.arguelles@wal-mart.com

NOVEMBER 2006 SALES

Wal-Mart de Mexico reports November 2006 sales

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, December 7, 2006

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of November 2006, sales were **$17,299 million pesos**. This figure represents a **22.0%** increase over sales reported the same month last year, and a **17.3%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increse of **12.2%,** and of **7.8%** in real terms compared to the same month of 2005.

Real Sales Growth	November		January – November	
	2006	2005	2006	2005
Total Units (%)	**17.3**	15.1	**15.7**	13.8
Comparable Units (%)	**7.8**	6.8	**5.4**	6.0

Considering the **four-week period** from **October 28 to November 24, 2006** that compares with the four-week period ending November 25, 2005, as well as the **forty-seven-week period** form **December 31 2005 to November 24, 2006** and that compares with the forty-seven-week period that ended November 25, 2005, sales growth was as follows:

Real Sales Growth	4 weeks		47 weeks	
	2006	2005	2006	2005
Total Units (%)	**16.7**	16.3	**15.9**	14.1
Comparable Units (%)	**7.1**	7.8	**5.6**	6.3

Openings during the month of November:

We opened six Bodegas Aurrera in the cities of Cordoba, Veracruz; Merida, Yucatan; Jerez, Zacatecas; Nueva Italia, Michoacan; Teapa, Tabasco y Tlapacoyan, Veracruz; three Wal-Mart Supercenters in the cities of Celaya, Guanajuato; Ensenada, Baja California Norte and Mexico City; four Suburbias in the cities of Guadalajara, Jalisco; Celaya, Guanajuato; Durango, Durango and Tuxtla Gutierrez, Chiapas, and eight restaurants in the cities of Celaya, Guanajuato; two in Mexico City; Playa del Carmen, Quintana Roo; Acapulco, Guerrero and three in Queretaro, Queretaro. Additionally, **during December** we have opened two Bodegas Aurrera in the cities of Yurecuaro, Michoacan and Mexico City; one Superama in Villahermosa, Tabasco; one Suburbia in Mexico City, and one restaurant in Mexico City.

Recognition to Wal-Mart de Mexico:

During the month of November and for the third consecutive year, The National Women Institute ratified Wal-Mart de Mexico as a company that promotes equal job and career opportunities for men and women, without discrimination.

Compliance with the requirements set for achieving this distinction certifies the following People processes: Recruitment and personnel selection; Training; Professional development; Equal opportunity and compensation; Professional and personal life; Work and health environments; Sexual harrase-

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

ment; and Equal gender sensibility. For Wal-Mart de Mexico this distinction is a matter of pride and further commitment as gender equality and no discrimination are issues of the utmost importance for the Company.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **884** units, broken down as follows:

256 Bodegas Aurrera
77 Sam's Clubs
116 Wal-Mart Supercenters
60 Superamas
62 Suburbias
313 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 01, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	146,858,900	8,578,928,568
01/11/2006	03122	BUY	520,000	37.918510	19,717,625	ACCIV	STOCK		147,378,900	8,578,408,568
								As of current report	147,378,900	8,578,408,568

Shareholders' equity amount	0
Capital stock amount	19,717,625

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,423,093,163	3,403,375,538

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 03, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	147,378,900	8,578,408,568
03/11/2006	03123	BUY	370,000	37.997518	14,059,082	IXE	STOCK		147,748,900	8,578,038,568
								As of current report	147,748,900	8,578,038,568

Shareholders' equity amount	0
Capital stock amount	14,059,082

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,403,375,538	3,389,316,456

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 08, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	147,748,900	8,578,038,568
08/11/2006	03124	BUY	380,000	38.654282	14,688,627	ACCIV	STOCK		148,128,900	8,577,658,568
								As of current report	148,128,900	8,577,658,568

Shareholders' equity amount	0
Capital stock amount	14,688,627

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,389,316,456	3,374,627,829

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 10, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	148,128,900	8,577,658,568
10/11/2006	03125	BUY	230,000	38.828478	8,930,550	ACCIV	STOCK		148,358,900	8,577,428,568
								As of current report	148,358,900	8,577,428,568

Shareholders' equity amount	0
Capital stock amount	8,930,550

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,374,627,829	3,365,697,279

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 15, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	148,358,900	8,577,428,568
15/11/2006	03126	BUY	300,000	38.664093	11,599,228	ACCIV	STOCK		148,658,900	8,577,128,568
								As of current report	148,658,900	8,577,128,568

Shareholders' equity amount	0
Capital stock amount	11,599,228

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,365,697,279	3,354,098,051

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 16, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	148,658,900	8,577,128,568
16/11/2006	03127	BUY	2,000,000	38.655889	77,311,778	ACCIV	STOCK		150,658,900	8,575,128,568
								As of current report	150,658,900	8,575,128,568

Shareholders' equity amount	0
Capital stock amount	77,311,778

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,354,098,051	3,276,786,273

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 17, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	150,658,900	8,575,128,568
17/11/2006	03128	BUY	390,000	38.102169	14,859,846	ACCIV	STOCK		151,048,900	8,574,738,568
								As of current report	151,048,900	8,574,738,568

Shareholders' equity amount	0
Capital stock amount	14,859,846

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,276,786,273	3,261,926,427

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 24, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	151,048,900	8,574,738,568
24/11/2006	03129	BUY	150,000	40.340533	6,051,080	ACCIV	STOCK		151,198,900	8,574,588,568
								As of current report	151,198,900	8,574,588,568

Shareholders' equity amount	0
Capital stock amount	6,051,080

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,261,926,427	3,255,875,347

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 28, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	151,198,900	8,574,588,568
28/11/2006	03130	BUY	100,000	40.133650	4,013,365	ACCIV	STOCK		151,298,900	8,574,488,568
								As of current report	151,298,900	8,574,488,568

Shareholders' equity amount	0
Capital stock amount	4,013,365

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,255,875,347	3,251,861,982

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 29, 2006**

COMPANY NAME: *WAL - MART DE MEXICO, S.A.B. DE C.V.*

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	151,298,900	8,574,488,568
29/11/2006	03131	BUY	100,000	40.740400	4,074,040	UBS	STOCK		151,398,900	8,574,388,568
								As of current report	151,398,900	8,574,388,568

Shareholders' equity amount	0
Capital stock amount	4,074,040

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,251,861,982	3,247,787,942

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 30, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	151,398,900	8,574,388,568
30/11/2006	03132	BUY	40,000	40.890000	1,635,600	ACCIV	STOCK		151,438,900	8,574,348,568
								As of current report	151,438,900	8,574,348,568

Shareholders' equity amount	0
Capital stock amount	1,635,600

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,247,787,942	3,246,152,342

Issuer's Comments